UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of a Private Issuer

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

For the month of July, 2018

Commission File 001-37459

YULONG ECO-MATERIALS LIMITED.

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, HenanProvince

People’s Republic of China 467091

+86-375-8888988

(Former Name or Former Address

if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers.

Effective July 1, 2018, Yulong Eco-Materials, Limited., (the “Company”) announces the appointment of Mr. Jason Shun Yiu Chan to the position of Chief Financial Officer.

Jason Shun Yiu Chan, Chief Financial Officer

Jason Shun Yiu Chan was born in Hong Kong in 1977 and joined Tang Dynasty Investment Group as Chief Operating officer in April 2017 until now. With over 14 years of experience in retail banking and credit risk lending industry, Jason has successfully brought positive business growth to the bank by managing the entire lending process, underwriting, disbursal or denial of loan application requests in the credit risk department. Jason is professional and detail-minded with excellent communication and analytical skills. He is also a role model and a team leader. He won the Citibank Excellent Service Award in 2012.

He joined Public Finance Ltd, a Hong Kong company in May 2004 until June 2008 where his responsibilities included handling consumer loan applications, customer enquiries, loan repayments, cross-selling loan products and process flows. In September 2008 he joined Citibank (until May 2013) as a Senior Personal Banker where his responsibilities were to to provide sales & service support to branch and serve consolidated banking customers, to deliver quality services to customers and to ensure that all customers’ requests and enquiries handled in a timely fashion, to acquire new accounts through the branch walk-in customers and make referrals to Consultants/Professionals for further business development and to promote and cross-sell General Insurance products.

Jason studied at Centennial College in Canada from September 1999 until April 2001 and received a BA in Marketing. He attended Hong Kong University Space from September 2012 until April 2014 where he received a BA in accounting.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 1, 2018

Yulong Eco-Materials Limited.

/s/ Hoi Ming Chan
Hoi Ming Chan
President, Chief Operating Officer, Secretary, Director

2